UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of February 2023

Commission File Number: 001-11444

MAGNA INTERNATIONAL INC.
(Exact Name of Registrant as specified in its Charter)

337 Magna Drive, Aurora, Ontario, CANADA  L4G 7K1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [   ]      Form 40-F [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGNA INTERNATIONAL INC.
(Registrant)

Date: February 10, 2023	By: /s/ "Bassem Shakeel"
Bassem A. Shakeel,
Vice-President and Corporate Secretary

EXHIBITS

Exhibit 99.1	Press release issued February 10, 2023, in which the Registrant announced its unaudited consolidated financial results for the three months and year ended December 31, 2022, declared an increased fourth quarter dividend, and also announced its 2023 Outlook.

Exhibit 99.2	Q4 2022 Financial Review

Exhibit 99.3	Q4 & Full Year 2022 Results and 2023 Outlook Conference Call Presentation slides (February 10, 2023)

Exhibit 99.4	Q4 & Full Year 2022 Results and 2023 Outlook Conference Call Transcript (February 10, 2023)

Exhibi